Exhibit (a)(5)(C)

THE PMI GROUP, INC.

June 29, 2006

Notice to Holders of The PMI Group, Inc.’s

2.50% Senior Convertible Debentures due July 2021

(CUSIP Nos: 69344 MAC 5 and 69344 MAE 1)

Pursuant to Section 10.1 of the Indenture dated as of July 16, 2001 (as supplemented, the “Indenture”), between The PMI Group, Inc., a Delaware corporation (the “Company”), and The Bank of New York, as trustee (the “Trustee”), holders of the Company’s 2.50% Senior Convertible Debentures due 2021 (the “Securities”) have the right, at their option, to convert all or a portion of their Securities during the five business day period following any ten consecutive trading day period during which the average of the trading prices of the Securities for that ten day period is less than 105% of the average of the conversion values of the Securities during the same period (this condition being referred to as the “Trading Price Condition”), as calculated under the Indenture. Pursuant to Sections 10.1 and 11.2 of the Indenture, this Notice is to inform you that the Trading Price Condition was satisfied on June 28, 2006. As a result, holders of the Securities will, subject to the terms and conditions set forth in the Securities and the Indenture, have the option to convert all or a portion of their Securities into shares of common stock, par value $0.01 per share, of the Company during the period commencing on June 29, 2006 and continuing through and including July 6, 2006. Whether or not the Securities are convertible after July 6, 2006 will depend on whether the Trading Price Condition continues to be met or whether the Securities otherwise have become convertible pursuant to the terms of the Indenture. The Company will make a further public announcement if and when the Trading Price Condition is no longer satisfied. Until such a further public announcement is made, the Securities will be convertible into shares of common stock, par value $0.01 per share, of the Company, subject to the terms and conditions for such conversion set forth in the Securities and the Indenture.

This notice shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.